ZODIAC EXPLORATION INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) of the performance, financial condition and future prospects of Zodiac Exploration Inc. (“Zodiac” or “the Company”).  This document should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine months ended June 30, 2011, including the notes thereon, as well as with the Company’s audited consolidated financial statements for the nine-month fiscal period ended September 30, 2010 and related MD&A.  With its head office based in Calgary, Alberta, Canada, Zodiac is primarily engaged in the exploration for, and development of, oil and gas interests in California, USA.  Common shares of the Company are listed on the TSX-Venture Exchange under the symbol “ZEX”.

The financial information in this MD&A is derived from the Company’s unaudited interim consolidated financial statements.  All amounts are expressed in Canadian dollars unless otherwise indicated and prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Additional information about Zodiac and its business activities is available on SEDAR at http://www.sedar.com and at http://www.zodiacexploration.ca

HIGHLIGHTS

During the third quarter of 2011, Zodiac:

•

Spent $10.5 million in capital expenditures;

•

Continued with the completion program for the 4-9 vertical well;

•

Spud the 1-10 horizontal well;

•

Raised an additional $32,250,000 through exercise of 31,175,000 warrants.

OUTLOOK

Zodiac is currently focused on its operations in California, and is expected to finish the completion and testing program on its first vertical well in Q4 2011.  The Company has spud its first horizontal well and expects rig release in Q4 2011 as well.

The Company intends to continue its capital program in California in 2011 to advance its early stage projects through exploration activities and eventually to grow production.  The Company has two permits pending for its third and fourth wells and is currently working on additional permit applications to assist in maintaining continuous operations through 2012.  The Company will continue to critically assess its capital plans and programs in light of all information gathered in its ongoing operations and available capital.   The Company will also be continuing its work designing and engineering processing and transportation infrastructure with the goal of achieving commercial production in late calendar 2011 or early 2012.

SUMMARY OF OPERATIONS

On March 21, 2011, the Company’s initial evaluation well on its Jaguar prospect reached a total depth of 14,961 feet in the Kreyenhagen formation and the production liner was set.  The drilling operations included the collection of 417 feet of core over six geological horizons within the Monterey, Whepley, Vaqueros and Kreyenhagen formations.   Analysis of the core continues.

The well, which was spud on December 25, 2010, was the first deep well in the Kettleman City area in the last 25 years and has provided critical core and modern well log data over several prospective light oil resource targets.

The completion and testing program began with two tests within the Kreyenhagen formation (the deepest formation intersected) within which the well intersected greater than 650 feet of a total approximate regional thickness of 800 feet. The Kreyenhagen formation is one of the primary source rocks in the San Joaquin Basin and Zodiac has accumulated approximately 86,000 net acres within the oil window.

Zodiac conducted two operations in the Kreyenhagen, the first directly into a shale interval and the second into a siltstone interval.  The first operation in the shale interval indicated that the shales will not likely flow at commercial rates.  In the second operation, the Company performed a 24 ton fracture stimulation over a 30 foot interval within siltstone. The interval flowed 29° API oil at an average rate of 24 barrels per day (“bbls/day”) over a 9 day period prior to the well being shut in for a build up test.  Following the completion of the flow period the pressure test analysis indicated significant skin (formation) damage of approximately +13. The Inflow Performance Relationship derived from the well test analysis demonstrated that a rate of 120 bbls per day could be achieved with a pressure drawdown of 60% and the removal of formation damage from +13 to 0.  The reservoir is overpressured with 12,800 psi reservoir pressure and a gradient of approximately 0.9 psi per foot.   The Company believes the skin damage issue observed in the 4-9 well can be addressed by optimizing stimulation procedures in future wells.  Porosity and permeability values derived from well log analysis indicates effective siltstone porosity ranging between 10% and 13%, with permeability ranging between 0.4 and 3.0 millidarcies.

A third testing operation was then conducted in the Vaqueros formation and the results of that operation are still being analyzed.

The fourth and final operation within the testing program for the 4-9 well is currently underway.  The final operation is designed to test the Whepley formation which lies above the Kreyenhagen and Vaqueros formations.

The Company continues to conduct analysis and interpretation of the core and the suite of modern wireline well logs that were obtained from the 4-9 well.  These data, combined with the existing 3‐D seismic data, are expected to enable Zodiac to systematically identify and rank all potential reservoir targets and to further refine and implement a testing and appraisal program.

The drilling and completion costs for the 4-9 well are expected to be approximately $22.5 million.   The increased costs on the 4-9 well principally relate to modifications to the testing and completion program as well as additional data gathering conducted during drilling operations.

The Company has now completed its earning obligation on the Jaguar prospect as required under the Zodiac/Bayswater farm-in agreement effective May 27, 2009.  Further details are provided herein under Capital Expenditures.

The Company spud its second well in the Kettlemen City area in June of 2011.  This second well, the Zodiac 1-10 well, is designed as a horizontal well with a pilot hole through the Kreyenhagen to collect additional data.   At the date of this MD&A the 1-10 well was at approximately 14,450 feet in depth.  The Company expects to determine the target formation for the horizontal leg based on the results obtained from the 4-9 well and testing conducted in the vertical pilot hole within the 1-10 well which is expected to occur prior to the end of August.

As a result of the extended time required to drill and complete the 4-9 well the Company now expects to only spud 2 wells in fiscal 2011; the 4-9, and the 1-10 horizontal well.  A major independent oil and gas company has elected to participate in the 1-10 well; Zodiac’s net working interest in the 1-10 well will be approximately 79%.   The estimated gross drilling cost for the 1-10 well is approximately US$17.2 million, which includes drilling the vertical pilot hole to approximately 15,200 feet and then also drilling a horizontal lateral.  This well is also being used to gather additional data within all of the target formations through additional core and electric logs.

On January 31, 2011, the Company closed a transaction whereon Zodiac acquired, through farm-in, a 75% working interest in approximately 21,500 acres (the "Assets") located in Kings and Kern Counties in California (the "Panther prospect"). The transaction included the payment of US$5,614,471 in cash, the issuance of 2,700,018 shares with a deemed value of US$1,871,490 and provision of a work credit in respect of future cash calls made by Zodiac of US$935,745 for a total transaction cost of US$8,421,706. In addition, during the quarter Zodiac paid US$583,641 in lease rentals related to the Panther prospect and going forward shall be required to pay approximately 92% of the costs to drill two wells to test the Monterey and Kreyenhagen formations.  These lands carry, on average, a 19.5% gross royalty interest burden.

At June 30, 2011, the Company has not yet achieved profitable operations, has accumulated a deficit of $18,164,306 (September 30, 2010 - $4,608,622) since inception and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development.  As at June 30, 2011, the Company’s cash balance was $54,860,244 (September 30, 2010 - $58,445,410) primarily resulting from warrant exercises during the quarter ended June 30, 2011 and financings completed in the nine month period ended September 30, 2010, less expenditures during the nine month period ended June 30, 2011.  These available funds are expected to be adequate to fund the Company’s planned 2011 capital expenditures.

The Board of Directors of the Company approved a Capital budget for fiscal 2011 of $41.8 million which was announced on October 15, 2010.   The budget did not include amounts subsequently approved to acquire the lands contained in the Panther prospect on January 31, 2011 or the additional lease rental costs that are associated with the Panther lands.  Overall, the Company expects to stay within its initial spending estimate as the higher costs incurred on Zodiac’s 4-9 and 1-10 wells and the Lost Hills 3-D seismic acquisition is offset by a timing shift on drilling, completions and facilities costs.  The initial delay in spudding the 4-9 well and subsequently the 1-10 well and the increased time to fully drill, complete and evaluate the 4-9 well has resulting in a delay of additionally planned wells by up to 4 months. The Company’s third well, is currently expected to spud in late calendar 2011.

To date, the Company has no oil and gas revenues and is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11.

CORPORATE HISTORY AND BACKGROUND

Zodiac is in the pre-production stages of its oil and gas exploration and development program on its land holdings in California, USA (San Joaquin Valley, California).  The Company holds varying working interests in approximately 86,000 net acres in the San Joaquin Basin in California.  The primary prospect in California is the Jaguar prospect, which is characterized as naturally fractured, low permeability sandstone, siltstone and shale contained in the Whepley, Vaqueros and Kreyenhagen formations.  Management believes that this acreage position contains a major accumulation of light oil and further believes that through the application of established oilfield drilling, completion and production technologies and methodologies that Zodiac will be able to ultimately prove the commercial productivity of these lands.

On August 19, 2010, Zodiac Exploration Corp. (“Old Zodiac”) entered into an Arrangement Agreement with Peninsula Resources Ltd. (“Peninsula”), and a wholly-owned subsidiary of Peninsula, 1543081 Alberta Ltd., to effect a reverse takeover transaction (“RTO”).  Under the Agreement, Old Zodiac amalgamated with 1543081 Alberta Ltd (the continuing corporate entity post-amalgamation was named Zodiac Exploration Corp.).   Peninsula, the parent entity, was renamed Zodiac Exploration Inc. (TSX-V:ZEX).  This transaction was successfully completed on September 28, 2010 and shares of ZEX began trading on October 6, 2010.

Upon completion of the RTO, Old Zodiac shareholders exchanged their shares in Old Zodiac for shares in Zodiac Exploration Inc. on a 1:1.45 basis.  Pre-existing warrants, performance warrants and stock options of Old Zodiac remain outstanding until they are exercised, expired, forfeited, or cancelled.  Upon exercise of the warrants, performance warrants, or options they will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares.  Figures shown in this MD&A are shown on an as-converted basis and are generally referred to as equivalent both in terms of number and price.

SELECTED QUARTERLY FINANCIAL INFORMATION

	For the three months ended
	June 30, 2011 $	March 31, 2011 $	December 31, 2010 $	September 30, 2010 $	June 30, 2010 $	March 31, 2010 $	December 31, 2009 $	September 30, 2009 $
Total assets	108,032,744	72,558,406	80,030,601	80,142,272	32,575,210	27,496,044	17,201,999	17,907,326
Cash flow used in operating activities	1,077,453	(991,687)	(942,004)	(473,668)	(936,581)	(260,952)	(677,827)	(345,359)
Per share (basic and diluted)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)	(0.00)
Capital expenditures	10,486,801	20, 983,243	4,768,526	2,891,627	1,811,040	617,197	2,112,579	1,131,525
Interest income	29,291	33,963	51,561	36,743	5,202	424	1,040	2,926
General and administrative expenses	1,020,963	1,017,562	813,961	696,812	795,703	384,857	520,565	310,003
Foreign exchange (gain) loss	(74,389)	828,286	289,024	161,774	(368,495)	91,682	37,778	(3,099)
Stock based compensation	904,561	156,117	211,313	316,995	449,027	35,903	88,686	54,990
Impairment of oil and gas properties	-	8,471,858	-	-	-	-	-	-
Impairment of Investment in KOS Energy Ltd.	-	-	-	-	25,000	-	-	-
Depletion, depreciation and accretion	11,153	10,471	9,619	11,557	10,981	10,742	5,591	8,702
Net loss	(1,832,997)	(10,450,331)	(1,272,356)	(1,150,395)	(907,014)	(522,760)	(651,580)	(367,670)
Per share (basic and diluted)	(0.01)	(0.03)	(0.00)	(0.01)	(0.01)	(0.00)	(0.01)	(0.00)

Interest income was generated from interest received on cash held in bank deposits and term deposits obtained throughout the period.  Compared to the three and nine months ended June 30, 2010, interest was higher principally due to the timing of capital raised, from the June 3, 2011 warrant exercise, which was held in cash deposits in the period.

General and administrative expenses (“G&A”) during the three and nine months ended June 30, 2011 were $1,020,963 and $2,852,487, compared to $795,703 and $1,701,126 during the three and nine months ended June 30, 2010.  The increase in G&A during the period was attributable to additional hires, increased travel costs and public company compliance costs.  The Company capitalized a portion of G&A expense for the three and nine months ended June 30, 2011 consistent with the prior year. G&A expenses are comprised mainly of salaries, consulting services, legal fees, travel expenditures and office expenses.

Foreign exchange loss/(gain) during the three and nine months ended June 30, 2011 was $(74,389) and $1,042,919 as compared to $(368,495) and $(239,035) for the prior year periods. The gain for the 3 months ended June 30, 2011 relates to liabilities and purchases in the quarter being settled at a lower average rate than prior periods.  The cumulative 9 month loss ended June 30, 2011 is primarily a result of the falling U.S. dollar (against the Canadian dollar) as it relates to the Company’s U.S. cash holdings.

Stock-based compensation during the three and nine months ended June 30, 2011 was $904,561 and $1,271,991 (three and nine months ended June 30, 2010 of $449,027 and $573,616). The increase compared to the three and nine month periods ended June 30, 2010 was due to the continued recognition of expense related to performance warrants granted in Q2 2010, the granting of additional stock options (4,125,000 and 5,615,000 during the three and nine month periods ended June 30, 2011, respectively) and the continued vesting of existing stock options.  Consistent with prior periods, the Company capitalized the portion of stock based compensation expense related to consultants and employees who assist with the Company’s efforts to define and plan exploration and development activities.

CAPITAL EXPENDITURES

A summary of the Company’s Property, Plant and Equipment additions to date are summarized below:

	9 Months ended June 30, 2011 $	9 Months ended September 30, 2010 $
Beginning asset balance	21,120,859	15,721,781
Land acquisitions and lease rentals	12,617,747	1,846,491
Geology and seismic	2,241,095	1,331,821
Drilling and completions	24,379,461	2,220,785
Asset retirement obligation	179,381	(12,363)
Other fixed assets	18,624 (68,061)	12,344 (49,172)
Accumulated Depreciation
Impairment of Canadian oil and gas properties	(8,471,858)	-
Total	52,017,248	21,071,687

Since its inception, the Company’s Property, Plant and Equipment additions have been $52,017,248, net of depreciation (September 30, 2010 - $21,071,687) and the impairment charge taken on its Nova Scotia assets in the quarter ended March 31, 2011.

The capital expenditures during the nine months ended June 30, 2011 primarily related to the drilling and completion of the 4-9 well, the drilling of the 1-10 well, the acquisition of the Panther prospect (discussed above) and additional lands in the Company’s operational area of focus in the San Joaquin basin, lease rental costs to maintain our rights in our land holdings, and acquisition of additional 3-D seismic data during the nine month period then ended.

The Company’s initial entry into California occurred on June 8, 2009, when the Company acquired the rights, through farm-in, to drill for petroleum and natural gas on approximately 19,700 gross acres (15,750 net) (the “Jaguar Prospect”), of principally contiguous land in the San Joaquin Basin in California (“California Transaction”).  The Company paid US$2.5 million (CDN $2.8 million), issued 2 million Zodiac common shares, committed to pay 100% of a seismic program and drill the initial well on the Jaguar prospect, and agreed to pay 100% of the land lease rentals until the initial well is drilled to earn an 80% interest in these lands.  The California Transaction also has a secondary component - the Hawk prospect, which is characterized as a conventional prospect.  The Company received an option to drill and pay for 100% of the first exploratory well on the Hawk prospect (to be spud by May 31, 2013) to earn an 80% interest in an approximate additional 4,800 gross acres (3,860 net) on the Hawk prospect.  All of the lands are entirely freehold lands and have varying royalty requirements, which average approximately 20%.  These lands are also subject to an overriding royalty interest on production of 2.5% before payout and 4% after payout.

With the completion of the drilling of the 4-9 well on the Jaguar prospect the Company has satisfied its earning requirements on the Jaguar prospect.

During the nine month period ended June 30, 2011, the Company had minimal activities in the Windsor Basin in Nova Scotia.  The Company feels that there continues to be considerable exploration value in the Windsor Basin assets.  The Company took a full impairment charge on its Nova Scotia assets in the prior quarter upon assessing certain factors including (among others): intent to drill by the operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results.  Given that the operator was no longer allocating meaningful resources to continued evaluation, lack of proved reserves attributable to the property and no success to date in finding a joint venture partner to fund a drilling program the Company felt that a full impairment charge was both reasonable and warranted.

LIQUIDITY & CAPITAL RESOURCES

As of June 30, 2011 the Company had positive working capital of $50,032,934 (September 30, 2010 - $56,912,416). The Company had $54,860,244 in cash, generated through warrant exercises in the quarter and equity financings in the nine months ended September 30, 2010, less expenditures during the nine months ended June 30, 2011. Management believes that through existing cash it will have adequate funding to support the Company’s planned capital expenditure programs for fiscal 2011.  Zodiac’s revenue is comprised entirely of interest earned on cash and cash equivalent balances and short-term investments.  Zodiac invests the short-term investments with a major Canadian financial institution.  Zodiac has no outstanding bank debt or other interest-bearing indebtedness as at June 30, 2011.

On June 3, 2011 the Company received an exercise notice of 31,175,000 warrants which, upon exercise, provided $32,250,000 in additional capital to Zodiac.

In connection with the RTO of Peninsula, escrow conditions were imposed on the shareholders of Old Zodiac.  To date, 80% of the restricted shares have been released from escrow.  Subject to further acceleration by the Board of Directors of the Company, the final escrow release date is scheduled to occur on October 5, 2011.

During the three months ended June 30, 2011 and up to the date of this MD&A, the Board of Directors of the Company approved the issuance of 4,580,000 options to officers, directors, employees and consultants.

The Company spud its initial evaluation well on December 25, 2010 and as of the date of this MD&A is in the process of completing and testing it.  This well has satisfied the Company’s obligations to earn its interest in the Jaguar prospect as further described above.  In order for the Company to earn its working interest in the Hawk and Panther prospects, it will need to spud a well on the Hawk prospect by May 31, 2013; in addition to one well in Panther by January 1, 2013 and a second well by January 1, 2014.

The Company currently holds an operating lease agreement for office space in Calgary, Alberta which commenced on May 1, 2010 and ends on February 29, 2012. The annual basic rent obligation is $38,350, payable in monthly instalments of $3,195. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

The Company currently holds an operating lease agreement for the lease of office space in Bakersfield, California for two years which commenced July 1, 2010 and ends on June 30, 2012. The annual basic rent obligation is US$37,155 per annum, payable in monthly instalments of US$3,096. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

Zodiac assesses its financing requirements and its ability to access equity or debt markets on an ongoing basis.  This assessment considers: the stage and success of the Company’s evaluation activities to date; the continued participation of the Company’s partners in evaluation activities; and financial market conditions.

The Company’s intent is to fund the acquisition of mineral and surface rights, the initiation of exploration activities including acquisition of seismic data, and the drilling, completion and tie-in of oil and gas wells through equity issues and potentially farm-out agreements and eventually operating cash flow and borrowing base loans.

Zodiac will continue to maintain financial flexibility and monitor its financing requirements along with its ability to access the equity markets.  It is possible that future economic events and global conditions may result in further volatility in the financial markets which could negatively impact Zodiac’s ability to access equity or debt markets in the future.  Any inability to access equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on Zodiac’s financial condition, results of operations and prospects.  Further discussion of these risks may be found in the “Business Risks and Uncertainties” section of this MD&A.

On June 9, 2011, the Company filed a form 40-F registration statement with the SEC.  This is the first step in listing the Company’s common shares on a U.S. exchange.

TRANSACTIONS WITH RELATED PARTIES

Related party transactions during the three and nine month period ended June 30, 2011 not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

a)

Aggregate management fees of $nil and $nil (June 30, 2010 – $55,000 and $384,646) were paid to officers of the Company and recorded in the consolidated statement of loss, comprehensive loss and deficit.  All officers of the Company became employees on May 1, 2010.

b)

Included in accounts payable as at June 30, 2011 was approximately $20,000 (September 30, 2010 - $nil) payable to directors and officers of the Company.

Transactions with related parties are recorded at the exchange amount, being the price agreed to between the parties.

Accounting Standards Change

The Company successfully completed efforts to raise additional equity capital in conjunction with the plan to combine with Peninsula (note 4).  Post RTO, U.S. based investors form a substantial minority of the Company’s shareholder base.  Should trading of the Company’s shares shift the balance to majority ownership by U.S. investors, it is anticipated, given the Company’s focus on the properties located in California, that the Company would eventually become a Domestic Issuer from a Securities Exchange Commission (“SEC”) perspective.  As a result, the Company would then be obligated to prepare and file U.S. GAAP based financial statements and regulatory filings to comply with U.S. regulations.   If that were to occur, the Company could avail itself of the option to use its U.S. GAAP statements for all financial disclosure requirements both in Canada and the U.S.  Alternatively, should shareholdings shift towards a greater allocation to Canadian and International investors or stay static, International Financial Reporting Standards (“IFRS”) would need to be adopted for the fiscal year beginning October 1, 2011.  In order to eliminate the uncertainty regarding an inevitable accounting conversion, to either IFRS or U.S. GAAP, the Company filed a form 40-F registration statement with the SEC during the quarter ended June 30, 2011.  The Company intends to list its securities on a U.S. exchange and file U.S. GAAP statements with the SEC.  Further, the Company intends to avail itself of the option to use its U.S. GAAP statements for all financial disclosure requirements both in Canada and the U.S.  The Company has determined conversion to U.S. GAAP will have an insignificant impact on its financial statements.

APPLICATION OF ACCOUNTING ESTIMATES

Estimates by management represent an integral component of the consolidated financial statements prepared under Canadian GAAP.  The estimates made in the consolidated financial statements reflect management’s judgments based on past experiences, present conditions, and expectations of future events. Where estimates were made, the reported amounts for assets, liabilities, revenues and expenses may differ from the amounts that would otherwise be reflected if the ultimate outcome of all uncertainties and future events were known at the time the consolidated financial statements were prepared.  By their nature, these estimates are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the consolidated financial statements of future periods could be material.

The Company views the following estimates as critical:

Income Tax

Income taxes are accounted for using the liability method of income tax allocation.  Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.  Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized.  Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

Costs capitalized are depleted and amortized on a cost centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers.  In determining its depletion base, the Company includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred.  Unproved properties are evaluated separately for impairment based on management’s assessment of future drilling and exploration activities.  During the period there has been nil production, and depletion expense was not recognized.

Costs capitalized are periodically assessed for impairment after considering geological data and other information.  A loss is recognized at the time of impairment by providing an impairment allowance.

As at June 30, 2011, the Company had oil and gas properties with a net book value of $51,953,359 (September 30, 2010 - $21,007,533) included in Property, Plant and Equipment.  During the nine month period ended June 30, 2011, management considered whether events occurred or conditions existed, as at period end, that would indicate that net carrying amounts would not be recoverable from estimated future cash flows.   Management has determined that there was no asset impairment, other than as already disclosed, as at June 30, 2011.

Asset Retirement Obligation (“ARO”)

The Company recognizes the fair value of an ARO in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made.  The estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company’s credit standing.  The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense.  Asset retirement costs are capitalized as part of the carrying value of the related assets. The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred.  Any settlements are charged to income in the period of settlement.

Revenue Recognition

Revenue from the sale of petroleum and natural gas is recorded on a gross basis when title passes to an external party and is recognized based on volumes delivered to customers at contractual delivery points and when the significant risks and rewards of ownership have been transferred to the buyer and collectability is reasonably assured.

For the three and nine months ended June 30, 2011, the Company has not recognized revenue from the sale of petroleum and natural gas as commercial production has not yet occurred.

Financial Instruments, Recognition, Measurement, Disclosure and Presentation

Under Section 3855 of the CICA Handbook, all financial instruments are classified into one of the following five categories: held-for-trading; held-to-maturity investments; loans and receivables; available for sale financial assets; or other financial liabilities.  All financial instruments and derivatives are measured on the balance sheet date at fair value upon initial recognition.  Subsequent measurement depends on the initial classification of the instrument.  Held-for-trading financial assets are measured at fair value, with changes in fair value recognized in net earnings (loss).  Available for sale financial instruments are measured at fair value, with changes in fair value recorded in Other Comprehensive Income until the instrument is de-recognized or impaired. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.

All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sales and purchases exemption.  Changes in the fair value of derivatives that are not exempt are recorded in net earnings (loss).  Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is a recognized asset or liability.  The unrealized gains and losses of the effective portion related to a cash flow hedge are included in other comprehensive income.  For a fair value hedge, both the derivative and the hedged risk of the hedged item are recorded at fair value in the balance sheet and the unrealized gains and losses from both items are recorded in net earnings (loss).  Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in income.

Upon adoption of these standards, the Company designated its cash and cash equivalents as held for trading, which are measured at fair value.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligation under a variable interest equity arrangement.

FINANCIAL INSTRUMENTS

a)

Fair values

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Effective December 31, 2009, the Company adopted the amendments to CICA Section 3862 “Financial Instruments – Disclosures”. These amendments require the Company to present information about financial instruments measured at fair value in accordance with a three level hierarchy. The hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair values of the financial assets and liabilities. The fair value hierarchy has the following levels:

(i)

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

(iii)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.

b)

Credit risk

Credit risk is the risk of loss if a customer or party to a financial instrument fails to meet its commercial obligations. The Company’s maximum credit risk exposure is limited to the carrying value of its accounts receivable and cash and cash equivalents. At June 30, 2011, the Company had accounts receivable of $921,447, which consisted primarily of joint interest billings receivable from partners. The Company’s cash and cash equivalents of $54,860,244 at June 30, 2011 consist of balances held at and invested with a Canadian Chartered Bank and a US Chartered Bank. Management believes that the credit risk with respect to accounts receivables and cash and cash equivalents is not material.

c)

Commodity price risk

The Company’s operations are expected to eventually result in exposure to fluctuations in prices of commodities including oil, natural gas and natural gas liquids.  At this time, the Company does not have any production and therefore there is no need for the Company to engage in commodity price risk management.  However, management continuously monitors commodity prices and will utilize instruments to manage exposure to these risks when it deems necessary.

d)

Interest rate risk

The Company has $nil short or long term interest bearing debt and therefore is only exposed to interest rate risk through its cash holdings.  The Company manages its exposure to interest rate risk by entering into term deposits with fixed interest rates.

e)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company is based in Canada and operates primarily in the United States and a growing portion of its expenses are incurred in US dollars.  The Company does not hedge its exposure to fluctuations in the exchange rate.  Changes in exchange rates could have a material effect on the Company’s business including its intended capital plans, its financial condition and results of operations.

Certain of the Company’s financial instruments are exposed to fluctuations in the US dollar, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. A hypothetical change of 10% to the foreign exchange rate between the US dollar and the Canadian dollar applied to the average level of US denominated cash and cash equivalents during the period ended June 30, 2011 would have had approximately a $2,200,000 impact on the Company’s earnings for the period.

OUTSTANDING SHARE DATA

Authorized capital:

Unlimited number of common shares with voting rights.

Unlimited number of preferred shares, issuable in series.

Issued and outstanding as of the date of this MD&A:

-

359,248,741 common shares.

-

0 preferred shares.

Warrants outstanding as of the date of this MD&A:

-

14,500,000 with an exercise price of $1.034. Expiry dates are between February 8th and February 10th, 2012.

-

24,445,706 with an exercise price of $0.414.  12,325,008 expire on March 17, 2015, 11,088,539 expire on April 1, 2015 and 1,032,159 expire on April 9, 2015.

-

All of the Peninsula Warrants were exercised prior to their expiry in April, 2011.

BUSINESS RISKS AND UNCERTAINTIES

The Company is subject to various risks and uncertainties, including, but not limited to, those listed below:

Oil and Gas Exploration and Development

The oil and gas industry is extremely competitive in all aspects including the acquisition of oil and gas interests, the marketing of oil and natural gas, and acquiring or gaining access to necessary drilling equipment, services and supplies.  Zodiac competes with numerous other companies in the search for and acquisition of prospective oil and gas plays.

Zodiac is subject to all risks and hazards inherent in the business involved in the exploration for, and the acquisition, development, production and marketing of oil and natural gas.  Many of these inherent risks cannot be compensated for, even with the combination of experience, knowledge and careful planning of an experienced technical team.  The risks and hazards typically associated with oil and gas operations include equipment failure, fire, explosion, blowouts, sour gas releases, pipeline ruptures and oil spills, each of which could result in substantial damage to oil and gas wells, production facilities, other property, the environment or personal injury.

Capital Requirements

To finance future operations, Zodiac may require financing from external sources including, but not limited to, issuance of common or preferred shares, issuance of debt or implementation of working interest farm-out agreements.  There can be no assurance that such financing will be offered on acceptable terms or that it will be available at all to the Company.  If additional financing is raised through the issuance of equity or convertible debt securities, control of the Company may change and the interests of shareholders in the net assets of Zodiac may be diluted.  If unable to secure financing on acceptable terms, Zodiac may have to cancel or postpone certain of its planned exploration and development activities which may ultimately lead to Zodiac’s inability to fulfill the minimum work obligations under various farm-in agreements and potentially to the forfeiture of existing land holdings.  Availability of capital will also directly impact the Company’s ability to take advantage of additional farm-in and acquisition opportunities.

Operations

Zodiac’s largest land position relates to the oil and gas projects located in Kings County, California, USA, which is currently its primary focus.  Uncertainties include, but are not limited to: a change in the general regulatory environment; a change in environmental protection policies; or a change in taxation policies.  These uncertainties, all of which are beyond the Company’s control, could have a material adverse effect on Zodiac’s business, prospects and results of operations.  Zodiac will require licenses or permits from various governmental authorities to carry out future exploration, development and production activities.  There can be no assurance that Zodiac will be able to obtain all necessary licenses and permits when required.

Uncertainty of Title

Although Zodiac conducts a thorough title review prior to acquiring additional acreage in its areas of interest, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise that may call into question Zodiac’s interest in its land holdings.  Any uncertainty with respect to one or more of Zodiac’s leasehold interests could have a material adverse effect on the Company’s business, prospects and results of operations.

Foreign Operations

Zodiac operates in the United States and consequently, if legal disputes arise related to oil and gas leases acquired by Zodiac, these disputes would likely be subject to the jurisdiction of courts other than those of Canada.

Operational Uncertainties

In carrying out its planned exploration program, Zodiac is subject to various risks including, but not limited to: the availability of equipment, manpower and supplies; the effects of weather on drilling and production; and operating in an environmentally responsible fashion.

The Company mitigates these business risks by: working with qualified operators and/or operating the majority of properties to control the amount and timing of capital expenditures; restricting operations to areas where locations are accessible, operating and capital costs are reasonable and on-stream times are shorter; drilling wells in areas with multiple high deliverability zone potential; striving to maintain cost-effective operations; using current technology to maximize production and recoveries and reduce operating costs and environmental impacts; and maintaining memberships in industry organizations.

Dependence on Management

The Company strongly depends on the technical and business expertise of its management team and there is little possibility that this dependence will decrease in the near term.  The unexpected loss of any member of the management team may have a material adverse impact on the operations of the Company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim financial statements and the audited annual financial statements and accompanying Management’s Discussion and Analysis.

The Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting; as defined in NI 52-109, as there are inherent limitations on the ability of certifying officers of a venture issuer to design and implement the above-mentioned controls on a cost effective basis.

During the past year the Company completed the initial assessment and documentation of its internal control over financial reporting.  In the current year, management intends to continue refining existing procedures and implementing additional such controls over financial reporting as will enhance effectiveness over reliability of reporting and preparation of the financial statements.

FORWARD-LOOKING STATEMENTS

Certain information contained herein may constitute forward-looking statements under applicable securities laws. Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made.  Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate.  Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates change.

The material assumptions that were applied in making the forward-looking statements in this MD&A include: execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company or if new information arises which makes it prudent to change such plans; access to sufficient capital on acceptable terms; and execution of the Company’s plans to seek out additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources.

DATE

This MD&A is dated August 12, 2011